June 12, 2008

Mail Stop 4561

Steven L. Suss
Chief Financial Officer
Excelsior LaSalle Property Fund, Inc.
225 High Ridge Road
Stamford, CT 06905-3039

      Re: **Excelsior LaSalle Property Fund, Inc.**
          Form 10-K for Fiscal Year Ended
          December 31, 2007
          Filed March 7, 2008
          File No. 000-51948

Dear Mr. Suss:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                 Sincerely,

                                 Linda van Doorn
                                 Senior Assistant Chief Accountant